Exhibit 12

CVRD

Consolidated Ratio of Earnings to Fixed Charges

	At December 31,										At June 30,
	1998		1999		2000		2001		2002		2002		2003
Fixed Charges
Capitalized interest costs	23		12		12		11		15		10		9
Financial Expenses	243		233		315		335		375		179		146
Guaranteed preferred stock dividend (representing 6% of outstanding preferred capital stock)	40		33		31		37		30		38		48

	306		278		358		383		420		227		203

Earnings
Pre-tax income before minorities and income (loss) from equity investees	892		670		731		1,120		601		196		969
Fixed Charges	306		278		358		383		420		227		203
Amortization of capitalized interest	18		18		18		17		16		16		14
Distributed income of equity investees	116		64		133		132		91		55		72
Subtotal	1,332		1,030		1,240		1,652		1,128		494		1,258
Less capitalized interest costs	(23)		(12)		(12)		(11)		(15)		(10)		(9)
	1,309		1,018		1,228		1,641		1,113		484		1,249
Ratio of earnings to fixed charges	4.28	x	3.66	x	3.43	x	4.28	x	2.65	x	2.13	x	6.15	x